[WHITNEY HOLDING CORPORATION LETTERHEAD]
June 13, 2007
Via EDGAR and Facsimile
Donald Walker
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Whitney Holding Corporation (“Whitney”) Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 1, 2007 File No. 033-56024
Dear Mr. Walker,
     Thank you for your comment letter, dated May 30, 2007. We strive to provide accurate and complete disclosure in our filings with the SEC and we appreciate that your review process is to assist us in our compliance with applicable disclosure requirements and to enhance our overall disclosure. We look forward to working with you.
     In your comment letter, you asked us to consider SFAS No. 131 in light of our increasing presence in different geographic areas and our expanding products and services. We understand SFAS No. 131 and its intended application, and as a result we do not believe that we operate multiple reportable segments. Set forth below, we provide further information and detail about our organization, our operations and how we view our business so that you may better understand our rationale. If this information raises further questions or concerns, please do not hesitate to contact us.
     As described in SFAS No. 131, Whitney’s chief operating decision maker (CODM) is its chief executive officer (CEO), who also serves as Chairman of our Board of Directors.1 The members of the management team responsible for line functions that report directly to the CEO or indirectly to the CEO through the President include the following personnel:
•	the division executive for Gulf Coast banking, who has oversight of banking operations outside of Louisiana,

•	the division executive for Louisiana banking, who has oversight of banking operations in Louisiana, excluding New Orleans commercial banking and specialized lending groups,

•	the division executive for New Orleans commercial banking,

•	the division executive for Trust & Wealth Management, who has oversight of trust operations, trust officers serving the greater New Orleans area, and brokerage and other investment services, and

•	the senior vice president with oversight of specialized lending (primarily commercial real estate and energy lending) for New Orleans.
     Generally speaking, our company does not organize itself structurally around products or services, such as commercial banking or retail banking. However, Whitney does provide a fundamentally consistent package of banking/financial products and services to its customers through similar distribution channels and methods throughout its market area along the Gulf Coast. These include traditional credit and deposit products and related services, such as cash management services, as well as certain asset-management and investment services through the bank’s trust department and brokerage units. One of Whitney’s subsidiaries engages primarily in housing-related community development activities and these activities, which are not remotely significant relative to the rest of our consolidated operations, support the overall goals of Whitney National Bank and exist only for the benefit of the bank.
     On a monthly basis, for planning and operational purposes, our management team prepares and presents a financial package to Whitney’s CEO and Board of Directors for their review and analysis. This package includes consolidated income statements and balance sheets for Whitney, selected consolidated operating statistics (e.g., earnings per share, return on assets, return on equity), detailed consolidated statements of noninterest income and expense, information on the consolidated net interest margin and the component yields on earning assets and rates on interest-bearing funding sources, monthly trend data on various asset and income components as well as key ratios, and information on nonperforming assets and activity in the allowance for credit losses. This monthly financial package is used by the CODM in assessing performance and making decisions on the appropriate allocation of resources for our Company. In managing our operations, our CEO and Board of Directors review and analyze information on a consolidated basis, and not based on geography or product. Comparisons to budget are incorporated where appropriate. Consolidated income statements and average balance sheets are also presented for Whitney National Bank, which comprises over 99% of Whitney’s consolidated assets. The CEO and the Board also review and approve the budget at the consolidated level. No financial information addressing business units below the consolidated bank level is presented to the CEO or our Board.
     Whitney’s business strategy is currently focused on being a relationship-oriented community bank. The performance of individual Whitney Bankers is a critical part of this strategy, and management has developed an organizational structure and implemented operating procedures that attempt to provide the Whitney Banker with meaningful operating freedom in an efficient manner, while maintaining an appropriate risk profile for the overall enterprise. We make resource allocation decisions based primarily on the analysis of individual projects or initiatives, within the context of our overall strategic plans. As a result, we are mainly focused on ensuring that Whitney has the appropriate human and physical presence to serve local communities in its market areas and that it has the financial products and services and infrastructure needed to support Whitney Bankers in providing this service.
     The division executives and senior level managers have been assigned responsibility for different parts of our market area to monitor the performance of and provide guidance to the individual Whitney Bankers and branches within their local areas. These executives and senior managers also help to identify business opportunities and assess conditions in their areas, to recommend the tailoring of products or services as appropriate to address local conditions, and to provide high-level Whitney representation in the local communities. These managers also coordinate the development of information to support the overall budget and monitor actual performance relative to the budget for their areas.

     Neither the CEO nor the Board reviews financial information on the total operations of the line functions or geographic regions overseen by the division executives or senior managers who report to the CEO or President, except as requested on an ad hoc basis. The CEO, but not the Board, will on occasion review limited financial information for a local market at an advisory board meeting. This information is useful for providing a basis for discussion with local market managers regarding such matters as loan and deposit growth and yields and operating expense controls, and assists the CEO in understanding our overall operations. This information is not designed to provide profitability information on strategic segments of Whitney’s operations nor as the basis for allocating corporate resources. No financial information is regularly generated by product or business line that is reviewed by the CEO. Furthermore, the annual and long-term incentive plans for the division executives are based on Whitney’s consolidated financial performance as compared to a peer bank group. Long-term incentive awards are based solely on Whitney’s consolidated performance and our cash incentives include a component for the subjective assessment of individual performance by the CEO or our Compensation Committee.
     Based on the foregoing, we believe our previous determination that Whitney’s overall banking operations is its only reportable segment is appropriate, and that since the overall banking operations comprise substantially all of the consolidated operations, no separate segment disclosures should be reported.
     Once again, we appreciate your comment letter and understand that we share the same common goal of satisfying our disclosure requirements and providing accurate and complete disclosure in our filings with the SEC. To that end, we hereby acknowledge that:
•	Whitney is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	Whitney may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     If you have any questions concerning this letter or if we can provide any additional information, please do not hesitate to contact me at (504) 552-4591.

Sincerely, /s/ Thomas L. Callicutt, Jr.
Thomas L. Callicutt, Jr. Executive Vice President and Chief Financial Officer

cc: Joyce Sweeney Staff Accountant

[1]	Information on management structure is as of December 31, 2006. Whitney recently announced the appointment of John C. Hope III as President and Chief Operating Officer and his expected promotion to Chief Executive Officer upon the retirement of the current CEO and Board Chairman, William L. Marks. Any changes introduced by Mr. Hope to Whitney’s management structure and its performance assessment and resource allocation decision-making process will be monitored as to their impact on the disclosures required by SFAS No. 131.

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